June 25, 2025

Craig A. Lampo
Senior Vice President and Chief Financial Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492

       Re: Amphenol Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 7, 2025
           File No. 001-10879
Dear Craig A. Lampo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing